Exhibit (d)(7)
Strictly Private & Confidential
Mr. Terry L. Collins
Argon ST, Inc.
12701 Fair Lakes Circle, Suite 800
Fairfax, VA 22033
July 1, 2010
Dear Mr. Collins:
As part of the acquisition by Boeing of Argon ST, Inc. (Argon), you have been identified as a critical leader who is essential to achieving our mutual goals for the business and anticipated integration efforts. Accordingly, Boeing has agreed to offer you an incentive agreement (“Agreement”) which will provide you strong financial incentive for continuing your valuable service. I am writing to set out the terms upon which Boeing or any of its subsidiaries or affiliates (collectively referred to herein as “Boeing”) will make incentive bonus payments to you and adjust your employment on the Closing Date of the acquisition.
1. Your position with Boeing will be Vice President/General Manager, Argon ST, A Boeing Company. You will be an Executive Level 2. Your starting salary will be $502,258 annually. You will be eligible for incentive opportunities available to Boeing executives at your level.
2. Subject to satisfaction of all of the conditions described in the remainder of this Agreement, including but not limited to the requirements of Section 8.C (Non-Competition) of the Agreement, you will be eligible to receive a total “Incentive Bonus” payment of an amount equal to $2,009,032, which shall be payable as follows:
A.	Individual Incentive Payment. If you remain continuously and actively employed by Boeing on a full time basis, in good standing, in the role you currently hold at Argon or any other role to which Boeing may subsequently assign you, you will be entitled to receive payment in an amount equal to fifty percent (50%) of your Incentive Bonus (the “Individual Incentive Payment”). Twenty-five percent (25%) of the Individual Incentive Payment will vest twelve (12) months after the Closing Date, and will be paid within 60 days thereafter. The remaining seventy-five percent (75%) of the Individual Incentive Payment will vest twenty four (24) months after the Closing Date, and will be paid within 60 days thereafter. The Individual Incentive Payments will be subject to standard withholdings and deductions.

B.	Performance Incentive Payment. If Boeing determines that you meet the performance goals set by your manager, you will be entitled to receive payment in amount equal to fifty percent (50%) of your Incentive Bonus (the “Performance Incentive Payment”), which shall be payable as follows:
i.	If you meet the performance goals set by your manager for the first year after the Closing Date, twenty-five percent (25%) of the Performance Incentive Payment will vest twelve (12) months after the Closing Date, and will be paid within 60 days thereafter.

ii.	If you meet the performance goals set by your manager for the second year after the Closing Date, the remaining seventy-five (75%) of the Performance Incentive Payment will vest twenty four (24) months after the Closing Date, and will be paid within 60 days thereafter.

The Performance Incentive Payments will be subject to standard withholdings and deductions.
3. The transactions contemplated by the Agreement and Plan of Merger must be completed on the Closing Date of the acquisition of Argon by Boeing. This Incentive Agreement shall become effective only upon the Closing Date.
4. You continue to perform satisfactorily in your assignment during the Incentive Period as set forth in Section 2, including not being subject to any formal warnings or disciplinary procedures in respect of conduct or performance at any point during the Incentive Period as determined by Boeing; provided that, similar warnings or disciplinary procedures have previously resulted in termination of employment in accordance with Boeing disciplinary policies and procedures.
5. You maintain all information relating to this Agreement in confidence, except for members of your immediate family, your Human Resources Director, and your legal or financial professional advisors (all of whom shall be instructed by you to maintain the confidentiality of the provisions of this Agreement) and except when compelled by law.
6. You have not taken and will not take any action that Boeing reasonably determines is adverse or known to be potentially adverse to Boeing.
7. You successfully complete to Boeing’s satisfaction any required background queries or investigations as determined by Boeing and maintain any requested security clearances or access requirements to allow you to continue in your role.
8. In consideration of the benefits Boeing has agreed to provide you under this Agreement, subject to the conditions described above, you agree to the following:
A.	Non-solicitation/No-Hire of Employees. For a period until the later of (i) two years following the Closing Date or (ii) one (1) year after you cease to be an employee or consultant for Boeing (but no later than five (5) years after the Closing Date), (the “Restricted Period”), you shall not, directly or indirectly, whether as principal, agent, owner, employee, stockholder, partner, member, manager, independent contractor, advisor, consultant or in any other capacity, (i) employ or retain any person who is as of the Closing Date, or was, during the six (6) month period prior to the Closing Date, an employee of Boeing or otherwise employed or engaged by Boeing; (ii) solicit for employment or retention, knowingly assist in solicitation for employment or retention of, or otherwise seek to influence or induce to leave the employment or service of Boeing, any person who is, as of the Closing Date, or was, during the six (6) month period prior to the Closing Date, employed or otherwise engaged by Boeing; or (iii) solicit for employment or retention, knowingly assist in solicitation for employment or retention of, or otherwise seek to influence or induce to leave the employment or service of Boeing, any person who is with Boeing. The restrictions in subparagraphs (ii) and (iii) shall not apply to general solicitations of employment in the media or internet.

B.	Non-Disturbance. For the Restricted Period, you shall not, directly or indirectly, whether as principal, agent, owner, employee, stockholder, partner, member, manager, independent contractor, advisor, consultant or in any other capacity, communicate with, seek to influence, terminate, modify, alter or interfere with any existing relationship of Boeing with any landlord, supplier, creditor, consultant, distributor, customer, vendor or Governmental Entity, in any case, in any manner adverse to Boeing, known by you to be potentially adverse to Boeing, or matters you should have reasonably known would be adverse to Boeing.

C.	Non-Competition. For the Restricted Period, you shall not, directly or indirectly, whether as principal, agent, owner, employee, stockholder, partner, member, investor, manager, independent contractor, advisor, consultant or in any other capacity engage in the design and/or development of hardware and/or software for terrestrial, sea (surface or subsurface) or space application for the purpose of providing signal processing or analysis, radio frequency, wave propagation analysis, direction finding, geo-location, precision navigation and timing, interference or co-channel mitigation similar to the business engaged in by Argon or its subsidiaries. Because engaging in the Competitive Business competes with Boeing regardless of where the work is performed, this provision applies in any geographic location, worldwide, where the Competitive Business can be performed, provided that, it will not be a violation of this Section 8.C if you have a financial interest of less than five percent (5%) of the stock, assets, or other interests of a competitor, or less than 10 percent (10%) or your net assets.

D.	Confidentiality Agreement. You will execute and comply with the provisions of Boeing’s Assigned Personnel Intellectual Property and Confidentiality Agreement (Attachment A).

E.	Code of Conduct. You will execute and comply with the provisions of The Boeing Company Code of Conduct (Attachment B).

F.	Non-Disparagement. You agree that you shall not make any oral or written statement that disparages or places the business of Argon, Boeing or any of their respective affiliates, in a false or negative light, except in connection with a Proceeding asserting a legal right in a court of law.

G.	Extension of Restricted Period. Notwithstanding anything to the contrary contained herein, the Restricted Period shall be extended for a period equal to any time that you are in violation of the applicable provisions of Sections 8.A through F, above.

H.	Modification. The necessity of protection against competition of you against Boeing, and the nature and scope of such protection, has been carefully considered by you and Boeing. You and Boeing agree and acknowledge that the term, scope and geographic areas applicable to the covenants described in Sections 8.A through F above are fair, reasonable, necessary, and unambiguous and that Boeing has provided adequate compensation for you for such obligations. You may make a written request to Boeing for a determination on whether or not the activity you intend to engage in violates Sections 8.A through F above. If, however, for any reason any court of competent jurisdiction shall at any time deem the term of any particular covenant set forth in Sections 8.A through F above too lengthy, the geographic area too extensive, or any of the covenants otherwise not enforceable, you and Boeing expressly request and authorize the court to amend and revise the objectionable terms of Sections 8.A through F above so that such covenants shall be enforced to the fullest extent consistent with applicable legal requirements under the circumstances. It is the intention and desire of you and Boeing that the applicable court treat any provisions of this Incentive Agreement that are not fully enforceable as having been modified to the extent deemed necessary by the court to render them reasonable and enforceable and that the court enforce them to such extent.

I.	Irreparable Harm. You acknowledge that (i) compliance with Sections 8.A through F above is necessary to preserve and protect the proprietary rights, Confidential

Information, inventions, business relationship and goodwill of Boeing as a going concern; (ii) any failure by you to comply with the provisions of Sections 8.A through F will result in irreparable and continuing injury for which there will be no adequate remedy at law; and (iii) in the event that you fail to comply, Boeing shall be entitled, in addition to such other relief as may be proper, to all types of equitable relief (including, but not limited to the issuance of temporary and permanent injunctive relief) as may be necessary to cause you to comply with Sections 8.A through F above, to restore to Boeing its property, and to make Boeing whole, all consistent with the terms of this Incentive Agreement.
9. Effect of Termination or Resignation. Except as provided in Section 10 below, if your employment with Boeing terminates for any reason prior to the completion of the Incentive Period, including any applicable extension, you will not be entitled to any portion of the Incentive Bonus. Notwithstanding the foregoing, in the event of your death, or long term disability, prior to the completion of the Incentive Period, you shall be entitled to a pro rata portion of the Individual Incentive Bonus described in Section 2.A. above. The pro rata payment will be paid within sixty (60) days following your death or long term disability, subject to any standard withholdings or deductions. “Long term disability” shall be determined according to the terms of the long term disability plan covering you at the time you cease to be on the active payroll of Boeing.
10. Severance Payment. If Boeing terminates your employment other than for Cause (as defined below), or you resign for Good Reason (as defined below) prior to the end of the Incentive Period, you will be entitled to a lump sum payment, subject to standard withholdings and deductions, of an amount equal to any Individual Incentive Payments that have not been paid, and an amount equal to 18 months of COBRA payments subject to your signing and not revoking a release of claims in substantially the form attached as Attachment C.
Payment under this Section 10 will be conditioned on your signing a release of claims in substantially the form attached as Attachment C within twenty-one (21) calendar days of presentation thereof by Boeing to you, which presentation shall be made no later fifteen (15) calendar days following your termination of employment. Provided you have not revoked such release of claims, payment under this Section 10 shall be made with 60 days following your termination of employment, subject to applicable withholding and deductions.
Cause. For purposes of this Agreement, Cause shall be defined as (i) your conviction for, or the entry of a plea of guilty or nolo contendere to, a felony (whether or not involving Boeing) or any other crime involving fraud, misappropriation, embezzlement or moral turpitude; (ii) your material breach of this Agreement, as reasonably determined by Boeing; (iii) acts or omissions constituting gross negligence, material recklessness, material fraud, dishonesty, or willful misconduct on your part with respect to your obligations or otherwise relating to the business of Boeing or Argon; or (iv) your failure to satisfactorily perform the duties of your position as determined by the President and CEO, Boeing Defense, Space and Security (or his or her designee) in good faith, or your willful and material violation of any material written rule, regulation or policy of Boeing, Argon or an affiliate with whom you are directly employed; provided that, similar violations have previously resulted in a termination of employment in accordance with Boeing disciplinary policies and procedures, and provided that any applicable cure periods are offered and applied.
Good Reason: For purposes of this Agreement, Good Reason shall mean any of the following, should they occur without your prior written consent, provided (i) you provide notice to Boeing of the existence of the Good Reason no later than 90 days after the initial existence of the Good Reason and (ii) Boeing fails to remedy the Good Reason within 30 days after receipt of notice from you of the existence of the Good Reason: (a)(i) the assignment of any duties or responsibilities inconsistent in any material adverse respect with your positions, duties, responsibilities or status with Boeing or (ii) a material adverse change in your reporting responsibilities, titles of offices with Boeing; (b) a material reduction in your rate of base salary or annual target bonus opportunity (including any material adverse change in the formula for such annual bonus target with Boeing); (c) any requirement that you be based anywhere more than 50 miles from the facility where you are located as of the Closing Date; or (d) the failure of Boeing to continue in effect any employee benefit plan or compensation plan in which you are participating, unless you are permitted to participate in other plans providing you with substantially comparable benefits, or unless such action by Boeing affects the benefits or compensation of the employees as a whole.
11. Payment. Assuming the satisfactory completion of all the conditions set out in this Agreement, the Incentive Bonuses set forth in Section 2 will be earned as of the end of the appropriate Incentive Periods in Section 2, and will be paid entirely in cash within sixty (60) days after coming due by the terms of this Agreement. The following deductions will be made from the Incentive Bonus: applicable federal, state and local taxes, FICA, SDI, any other withholdings required by law, and any amounts owed by you to Boeing, consistent with applicable law. Credit union deductions and other voluntary withholdings will not be deducted from the Incentive Bonus. The Incentive Bonus will be used for purposes of calculating any other forms of compensation, including compensation for purposes of retirement and savings plans, only if and to the extent the plans governing those forms of compensation so provide. Similarly, employee deferrals and contributions to retirement and savings plans will be deducted from the Incentive Bonus only to the extent the retirement and/or savings plans in which you participate at the time of payment specifically so provide.
12. Application of Limit. In the event that any amount or benefit paid or payable, or distributed or distributable, to you pursuant to this Agreement, taken together with any amounts or benefits otherwise paid or payable, or distributed or distributable, to you by Boeing or Argon, or its or their predecessors or successors, (collectively, the “Covered Payments”) would be subject to the tax (the “Excise Tax”) imposed under Section 4999 of the Internal Revenue Code of 1986 (the “Code”) (or any similar tax that may hereafter be imposed), the following provisions of this Agreement shall apply to determine the amounts payable to you pursuant to this Agreement:
Imposition of Payment Cap. The amounts paid or payable, or distributed or distributable, to you under this Agreement shall be reduced (but not below zero) to the maximum amount which may be paid hereunder without your becoming subject to the Excise Tax (such reduced payments to be referred to as the “Payment Cap”). In determining the “Payment Cap,” Boeing shall first reduce or eliminate any cash amounts paid or payable, or distributed or distributable, to you under this Agreement and shall then reduce any non-cash amounts or benefits hereunder.
Application of Code Section 4999: All determinations required to be made under this Section 12 shall be made by independent certified public accountants or outside tax counsel selected by Boeing (the “Accountants”). All fees, costs and expenses of the Accountants shall be borne by Boeing.
13. Section 409A. This Agreement is not intended to constitute a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code. Notwithstanding the foregoing, if Boeing determines that this Agreement or any benefit paid to you hereunder is subject to Section 409A of the Code, then to the extent necessary to avoid the imposition of additional income taxes or penalties or interest under Section 409A of the Code, any payment due hereunder shall be accumulated and paid to you in a lump-sum on the first day of the seventh month following the date of your termination of employment.
14. Assignment. Boeing may assign this Agreement or any of its rights hereunder to any of its affiliates or subsidiaries. Except as otherwise specifically provided in the preceding paragraphs, the Incentive Bonus is not subject to assignment or alienation by you, and any attempt to subject it to such a process will be void.
15. Forfeiture. If you materially violate any of the restrictive covenants specified in Section 8, Subsections A—F above, as reasonably determined by Boeing, you acknowledge and agree that you forfeit eligibility for and must return to Boeing all of the Incentive Bonus payments and severance payments you have received pursuant to Section 2 and Section 10 of this Agreement, and further agree that you shall immediately relinquish the right to any and all unpaid future such Incentive Bonus, severance payments, and/or any lump sum severance COBRA coverage payment.
16. At-Will Employment. This Agreement does not create any express or implied promise of employment between you and Boeing or any of its subsidiaries, or affiliates, for any fixed period of time. Your entering into this Agreement does not confer upon you any right to continue in the employ of Boeing, or any of its subsidiaries or affiliates, for a specific duration of time nor does it in any way modify your at-will employment status with Boeing.
17. Choice of Law: This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia, without regard to the choice of law provisions thereof. Any proceeding arising out of or relating to this Agreement shall be adjudicated in the Commonwealth of Virginia. The parties expressly consent to personal jurisdiction in the Commonwealth of Virginia for all purposes related to this Agreement. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the parties to waive any objections to jurisdiction, venue or convenience of forum.
18. This Agreement is prepared under the authority of The Boeing Company 2004 Variable Compensation Plan and is subject to its terms. Its terms will be administered on behalf of Boeing by the Director, Human Resources, Network and Space Systems (or other designee of the Vice President, Human Resources, Boeing Defense, Space and Security). This Agreement has been approved by the chief human resources officer of Boeing or his/her delegate. Payments made pursuant to this Agreement will be reported to the Corporate Compensation Department of Boeing when and as that department requests.
19. You acknowledge and agree that Boeing has offered you compensation (including base salary and incentives and bonus opportunity, but excluding equity based compensation) and benefits (including paid time off, 401(k), health care and severance) materially not less favorable in the aggregate than the compensation and benefits you are receiving on the date of this Agreement and that you will be receiving immediately prior to the Closing Date of the acquisition, and further acknowledge and agree that, during the Incentive Period, any changes to any benefit plans that affect the benefits of employees as a whole will not cause such compensation and benefits to be materially less favorable when taken as a whole with the Incentive Bonus payable hereunder.
This Agreement constitutes the entire agreement by Boeing and you with respect to the subject matter hereof, and supersedes any and all prior agreements or understandings between Boeing, Argon and you with respect to the subject matter hereof, whether written or oral. This Agreement specifically supersedes and terminates any and all prior employment and/or severance agreements and/or Change-in-Control Agreements that exist between you and Boeing and Argon, including but not limited to the Change of Control

Agreement dated January 19, 2009 between you and Argon. This Agreement may be amended or modified only by a written instrument executed by you and Boeing.
I am excited to have you as part of the team and look forward to working with you as we build and grow our business. Please sign and date the enclosed copy of this Agreement and return it to me, to finalize your agreement to these terms, and we will begin our work together.

Yours sincerely,
/s/ Sue Ellen Lindsey

I understand and accept the terms of this Agreement.

Signed	/s/ Terry L. Collins	Dated	July 7, 2010

Terry L. Collins

The Boeing Company

By	/s/ Sue Ellen Lindsey	Dated	July 7, 2010

Sue Ellen Lindsey
Director, Human Resources
Network and Space Systems